April 13, 2005

VIA EDGARLINK

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0306
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Peggy A. Fisher, Assistant Director
Adélaja K. Heyliger
Tara Harkins
Jay Webb

Re:	Micrus Corporation
Registration Statement on Form S-1
Filed March 4, 2005
File No. 333-123154

     Ladies and Gentlemen:

          This letter is being filed in response to your letter dated April 1, 2005 (the “Staff Letter”) setting forth comments relating to the Registration Statement on Form S-1 of Micrus Corporation (“Micrus” or the “Company”) filed on March 4, 2005 with the Securities and Exchange Commission (the “Commission” or the “Staff”). For your convenience, we have restated in bold each of the Staff’s comments below and numbered to correspond to the paragraphs numbered in the Staff Letter. Set forth below each comment is the Company’s corresponding response to such comment.

General

1. Please revise your disclosure to make the meanings of all technical, medical and industry-specific terms clear from the context of your discussion. For example, on page 1, define “cerebral aneurysm,” “bioactive filament,” and “embolic coiling,” and explain the term “growth factors.”

Securities and Exchange Commission
April 13, 2005

In response to the Staff’s comment, we have added a glossary of technical, medical and industry-specific terms to the end of the “Business” section, including definitions for the terms “cerebral aneurysm,” “bioactive filament,” “embolic coiling” and “growth factors”.

Prospectus Cover Page

2. Please remove the “Joint Book-Running Managers” language from the cover page.

In response to the Staff’s comment, we have removed the “Joint Book-Running Managers” language from the cover page.

Prospectus Summary – Page 1

3. The disclosure in the summary should be a balanced presentation of your business. Please balance the disclosure of your strengths with a brief discussion of the principal challenges or risks associated with your company, many of which are identified in your Risk Factors section. Also, where you discuss operating revenues, also discuss your net losses. You should, specifically highlight the fact that you have incurred significant losses since inception.

In response to the Staff’s comment, we have added a new section to the end of the summary entitled “Principal Risks” and disclosed the key risks and challenges associated with our business and industry. We also added to the discussion of our operating revenues disclosure related to our net operating losses.

4. Please provide independent and objective support for your statements of industry leadership in the Summary section and throughout the registration statement. For example, we note disclosure of your belief on pages 1 and 46 that you are a “the world’s second largest supplier of embolic coils.”

We supplementally advise the Staff that although we have been unable to find any third party report or study analyzing the competitive rankings of participants in the embolic coiling market, based on information we receive from industry sources, customers and physicians in the market, we believe we are the world’s second largest supplier of embolic coils.

Industry sources estimate that the worldwide embolic coil market is between approximately $180 million to $200 million. Boston Scientific Corporation is the largest competitor in the market and its revenues from embolic coil sales are estimated to be

Securities and Exchange Commission
April 13, 2005

approximately 60% of its total revenues of $255 million in 2004, or $155 million. We generated approximately $25 million in revenues from sales of embolic coils in calendar 2004. There are a relatively small number of physicians who purchase embolic coils. In connection with our selling efforts to those physicians, they have informed us that there are no other significant competitors in the embolic coil market other than ourselves and Boston Scientific. We believe the foregoing provides reasonable support for our belief that we are the world’s second largest supplier of embolic coils.

5. Please provide copies of the industry reports, publications, and market data cited throughout the registration statement, clearly marking the relevant sections. For example, on page 1, you cite a report published by Frost & Sullivan. Also tell us whether the sources of the cited materials have consented to your use of their names and data and whether any of the reports were prepared specifically for your use.

We supplementally advise the Staff that we have not received the consent of Frost & Sullivan to use their name or data. In addition, we supplementally advise the Staff that such report was not prepared specifically for our use, but rather was in the public domain. Accordingly, we do not believe we are required to obtain the consent of Frost & Sullivan to cite the report or the data contained therein. A copy of the Frost & Sullivan report is provided supplementally for your review.

6. Please disclose whether any cited estimates and trial results were the result of studies conducted or findings made by your physician advisors mentioned on page 55.

In response to the Staff’s comment, we have included the requested disclosure in the Prospectus Summary.

The Offering – Page 4

7. Please indicate in this section, and in your “Capitalization” section, that the number of shares authorized for future issuance under each of your 2005 Equity Incentive Plan and your 2005 Employee Stock Purchase Plan do not include shares that may be available for future issuance pursuant to the automatic increase provisions relating to such plans.

In response to the Staff’s comment, we have added disclosure regarding the annual automatic increase provisions of our 2005 Equity Incentive Plan and our 2005 Employee Stock Purchase Plan.

Securities and Exchange Commission
April 13, 2005

Risk Factors – Page 7

General

8. Please eliminate the third sentence of the introductory paragraph and revise as necessary to include a discussion of all material risks in the Risk Factors section.

In response to the Staff’s comment, we have deleted this sentence.

Our future capital needs are uncertain... – Page 9

9. We note your disclosure that although you believe current resources are sufficient to meet your operating requirements for at least the next 12 months, you may however seek additional funds. Please clarify whether you anticipate seeking this additional capital within the next 12 months.

In response to the Staff’s comment, we have revised this risk factor to clarify that we expect to have sufficient resources to meet our operating requirements for the next 12 months, but that we may seek additional capital thereafter.

Our sales in international markets subject us to foreign currency.... – Page 13

10. Please disclose the specific countries that give rise to the enumerated risks in the bulleted list.

In response to the Staff’s comment, we have revised the disclosure relating to this risk factor to identify the specific countries we believe give rise to the enumerated risks.

If we fail to properly manage our anticipated growth, our business could suffer. – Page 14

11. If you have experienced any such production difficulties that resulted in a material adverse impact to your operations or financial results in any period for which financial statements are presented, please provide appropriate disclosure and tell us how any such matter was resolved. Please provide similar disclosure for any supply disruption or manufacturing constraints, as discussed on page 16.

We supplementally advise the Staff that we have not experienced any production difficulties or any supply disruptions or manufacturing constraints.

Securities and Exchange Commission
April 13, 2005

We can provide no assurance regarding...the effectiveness of our internal controls.... – Page 15

12. Please clarify why you believe this risk factor is applicable to your company or this offering. Specifically indicate why you may not be able to comply with Section 404. For example, we note your disclosure on page 94 that your former auditor, Deloitte & Touche, reported “certain deficiencies in the design or operation of your internal control.” If the identified “deficiencies” amount to a material weakness in internal controls, please provide appropriate disclosure.

In response to the Staff’s comment, we have revised this risk factor.

We are dependent on single source suppliers.... – Page 15

13. With a view toward disclosure, tell us how much time you would need to replace a key supplier.

We supplementally advise the Staff that the Company keeps a several month supply of its key product components and that it has qualified second source vendors for most of its product components. Where the Company does not have a qualified second source vendor for a product component and depending on the exact component, the Company believes it would take the Company from two days to a month to either manufacture the product component itself or have a readily available new supply of the product component.

If interventionalists are unable to obtain sufficient reimbursement... – Page 15

14. Expand to disclose whether or not third party payors currently reimburse for your products.

In response to the Staff’s comment, we have revised this risk factor to disclose how the Company’s products are currently being reimbursed.

Because of their significant stock ownership.... – Page 21

15. Under this risk factor, please disclose that:

•	Pursuant to a shareholders’ agreement, three current directors were nominated by your principal shareholders; and

Securities and Exchange Commission
April 13, 2005

•	Pursuant to their respective settlement and consulting agreements, your former CEO and former Vice President have agreed to vote all shares for which they exercise voting or dispositive authority in favor of Board sponsored matters. Also disclose the number of shares for which these gentlemen have voting or dispositive power, taking into account shares issued upon the exercise of options.

In response to the Staff’s comment, we have revised this risk factor to disclose that our former CEO and Vice President agreed to vote their shares in favor of matters approved by our Board of Directors and by the holders of at least a majority of the our preferred stock and to disclose that three current directors were nominated by our principal stockholders. We also revised this section to disclose that the right of our principal stockholders to appoint Board members pursuant to the shareholders’ agreement and the obligation of Mr. Mounier to vote for Board approved matters each terminate upon the consummation of the offering.

Capitalization – Page 27

16. Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

In response to the Staff’s comment, we have deleted this caption.

17. Please explain in greater the detail the calculation of the number of shares the warrants issued in February 2005 will be exercisable into if the initial public offering price is less than $6.00.

In response to the Staff’s comment, we have added disclosure regarding the calculation of the number of shares the warrants issued in February 2005 will be exercisable into if the initial public offering price is less than $6.00.

18. We note in this table that as of December 31, 2004, you have 15,184,467 shares of preferred stock authorized and 14,733,391 shares outstanding. Explain how you could issue an additional 3,022,375 shares in February and March of 2005 when you did not have enough shares authorized.

We supplementally advise the Staff that pursuant to our Series E financing, we filed our Eleventh Amended and Restated Certificate of Incorporation on February 24, 2005 which, among other things, increased the authorized number of shares of our capital stock from 46,935,025 shares to 59,685,025 shares, increased the authorized number of shares

Securities and Exchange Commission
April 13, 2005

of our preferred stock from 15,184,467 shares to 18,934,467 shares, and authorized 3,750,000 shares of Series E preferred stock. We have also added disclosure to footnote 14, on page F-30 explaining this topic.

Dilution – Page 29

19. Please expand to quantify the extent to which investors in this offering will be further diluted and how the table at the bottom of the page will change assuming exercise of all outstanding stock options and warrants with exercise prices less than the IPO price. Also include the dilutive effects of the conversion of the 3,022,375 shares of Series E preferred stock issued in February and March 2005.

In response to the Staff’s comment, we have added disclosure regarding the dilutive effect of the exercise of outstanding stock options and warrants and the effect of the conversion of the 3,022,375 shares of Series E preferred stock issued in February and March 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 33

General

20. Revise this filing to expand your discussion of foreign currency exchange rate market risk and your interest rate risk to include quantitative information in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

In response to the Staff’s comment, we have added the requested disclosure to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Quantitative and Qualitative Disclosures Regarding Market Risk.”

Overview – Page 33

21. Please discuss how your history of losses and the expectation of losses in the future are expected to impact your ability to broaden your product line, expand your sales force and enter the Japanese market. We note your disclosure of these endeavors on page 33.

In response to the Staff’s comment, we have added disclosure to the “Overview” section of MD&A.

Securities and Exchange Commission
April 13, 2005

Results of Operations – Page 34

Nine months ended December 31, 2003 and 2004 – Page 34

Revenues – Page 34

22. If material, quantify the portion of your reported revenue increases that resulted from the decline of the U.S. dollar against the foreign currencies in which your international revenues are denominated. We note your disclosure on page 44 regarding the impact of foreign currency fluctuations on reported revenues.

In response to the Staff’s comment, we have revised our disclosure to quantify the portion of our reported revenue increases that resulted from the decline of the U.S. dollar against the foreign currencies in which our international revenues are denominated.

Operating Expenses – Page 35

23. When citing more than one factor in explaining a significant change in a financial statement item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified. We note, for example, the significant increase in general and administrative expenses for the most recent nine-month period. Please apply this comment throughout MD&A.

In response to the Staff’s comment, we have revised our disclosure throughout the MD&A to separately quantify individual factors affecting significant changes in relevant financial statement items.

Liquidity and Capital Resources – Page 41

24. Please update to disclose whether there were borrowings outstanding under the line of credit as of March 31, 2005. Also, revise to disclose, if true, that you are currently in compliance with the financial condition covenants contained in the credit agreement.

In response to the Staff’s comment, we have updated our disclosure to confirm the amount of borrowings outstanding under the line credit as of March 31, 2005 and to confirm that we are currently in compliance with the financial condition covenants contained in our credit agreement.

Securities and Exchange Commission
April 13, 2005

25. We note your disclosure that you believe your existing resources will be sufficient to cover your working capital and capital expenditure requirements for at least the next 12 months. We also note that your line of credit expires in six months. Please confirm that you will be able to satisfy your obligations for at least the next 12 months without this line of credit, or confirm that you plan to extend its term.

In response to the Staff’s comment, we have updated our disclosure to confirm that we believe our existing resources will be sufficient to cover our working capital and capital expenditure requirements for at least the next 12 months without borrowing under our line of credit.

Business – Page 46

Industry Overview – Page 48

26. Please discuss in greater detail the products of your competitors and any benefits of their products.

In response to the Staff’s comment, we have added disclosure regarding products of our competitors to the “Products” section of the Business section.

Micrus Strategy – Page 49

27. Please discuss in greater detail why Japan appears to account for such a large portion of the worldwide portion of cerebral aneurysms. Also discuss the difficulties and challenges you are likely to face in your attempt to enter the Japanese market.

          In response to the Staff’s comment, we have added additional disclosure to our discussion on the Japanese market.

Products – Page 49

28. Please describe the development status of your microcatheters and guidewires mentioned on pages 49 and 52. Please refer to Item 101(c)(ii) of Regulation S-K. Also tell us whether you believe these devices can be cleared through the FDA 510(k) process.

In response to the Staff’s comment, we have revised the “Products” section of the Business section to include further disclosure regarding the development status of our products under development.

Securities and Exchange Commission
April 13, 2005

Sales and Marketing – Page 54

29. Please describe the material terms of your distribution agreements and tell us why you have not filed all of these agreements as exhibits to the registration statement.

In response to the Staff’s comment, we have added disclosure to the “Sales and Marketing” section of the Business section that describes the typical material terms and conditions of our distribution agreements. We have previously filed our distribution agreement in the U.K. as an Exhibit to the registration statement. We supplementally advise the Staff that other than our distribution agreement in the U.K., none of our other distribution agreements generate any material revenues nor are they of any other material importance to our business. Accordingly, we have not described or filed as an Exhibit any other distribution agreement.

Manufacturing – Page 56

30. Please provide brief explanations for the mentioned regulation standards. We note, for example, your reference to ISO0001 AND EN46001.

In response to the Staff’s comment, we have added the requested disclosure to the “Manufacturing” section of the Business section.

Patents and Proprietary Rights – Page 56

31. Please discuss the importance and effect of all patents, trademarks and licenses held. Please refer to Item 101(c)(l)(iv) of Regulation S-K. Also tell us whether any of the license agreements, or all in the aggregate, are material to you. Finally, please tell us why you have not filed these agreements as exhibits.

In response to the Staff’s comment, we have updated our disclosure in this section to describe the importance of our intellectual property rights to our business in accordance with Item 101(c)(1)(iv) of Regulation S-K. We have also added disclosure to the “Patents and Proprietary Rights” section of the Business section that describes the typical material terms and conditions of our license agreements. We supplementally advise the Staff that we do not believe that any of our license agreements, individually or in the aggregate, are material to our business as the revenues derived or paid by the Company under such agreements, individually or in the aggregate, are immaterial.

Securities and Exchange Commission
April 13, 2005

Competition – Page 58

32. Please describe briefly the principal methods of competition within your industry, and if known or reasonably available, please also provide your competitive position relative to your competitors. Refer to Item 101(c)(x) of Regulation S-K.

In response to the Staff’s comment, we have added additional disclosure regarding the methods of competition in our industry and our competitive position.

Government Regulation – Page 58

33. Please describe the material terms of your contractual arrangement with the Japanese ICC and file this agreement as an exhibit to the registration statement. Also update us as to the status of your approval from the MHLW.

In response to the Staff’s comment, we have added disclosure to the Government Regulation section of the Business summarizing the material terms of our contract with ADMIS, Micrus’ ICC in Japan. We supplementally advise the Staff that our arrangement with ADMIS is only temporary and that we currently anticipate terminating such arrangement as soon as our products are approved by the MHLW for distribution and marketing in Japan. Accordingly, we do not believe the ADMIS agreement is material to our business and respectfully submit that we are not required to file such agreement as an Exhibit to the registration statement.

We supplementally advise the Staff that the status of our approval from the MHLW has not changed from that currently disclosed in the Registration Statement.

34. Additionally, please describe briefly the “significant changes” you expect in the regulation of medical devices in Japan, and specifically discuss whether any such changes are expected to impact the level of third-party reimbursement for your procedures.

In response to the Staff’s comments, we have updated our disclosure in this risk factor to briefly describe the changed regulations and the impact on our business.

Legal Proceedings – Page 62

FCPA Investigation

35. Please update us as to the status of the following:

Securities and Exchange Commission
April 13, 2005

• The DOJ investigation;

We supplementally advise the Staff that on April 8, 2005, we paid a fine of $450,000 to the DOJ in accordance with the DOJ Agreement. Other than as described in our response to this comment set forth below, there have been no further developments relating to the DOJ investigation.

• Your establishment of policies and procedures to assure compliance with the FCPA and other bribery laws; and

We supplementally advise the Staff that the Board of Directors has adopted a Foreign Corrupt Practices Act Policy and appointed Tom Holdych, a Senior Vice President of the Company, as Compliance Officer. The Compliance Officer has, with the assistance of legal counsel, developed a number of corporate governance policies that govern payments to and contractual agreements with foreign physicians and other foreign consultants. The Company also engaged foreign local counsel in certain foreign jurisdictions to advise it on compliance procedures in such jurisdictions. The Company will be implementing a training and corporate education program focusing on extending an understanding of good corporate conduct throughout its entire organization.

• Any findings made thus far by the independent law firm hired to monitor your compliance with the terms of the settlement.

We supplementally advise the Staff that the independent law firm monitor has been selected, and approved by the DOJ. The DOJ requested that the monitor not begin his work until after an introductory meeting with the DOJ and our counsel. The DOJ has scheduled a meeting with the monitor for April 22, 2005. The formal monitoring process by the monitor will begin following that meeting and after the submission by the monitor of an acceptable work plan.

36. We note your disclosure that, pursuant to the agreement, the DOJ will not prosecute you for your disclosed conduct. However, it appears that the DOJ can still prosecute you for violations of Title 26 of the U.S. Code. Please revise your disclosure accordingly.

We supplementally advise the Staff that in connection with reaching our agreement with the criminal division of the DOJ, the DOJ did not give an indication that they would be pursuing any action for violations of Title 26 of the U.S. Code, which is the U.S. Tax Code. We have been informed by litigation counsel that it was necessary to include a Title 26 reservation in the agreement only because the Criminal Division of the DOJ (the division with whom we entered into the Agreement) lacks the authority to waive or prosecute charges for tax violations, which is solely within the authority of the Tax Division of DOJ. Litigation counsel did not discover any tax violations in the course of its special investigation nor were such violations or any facts that could be the basis for such violations included in the subject matter disclosed to the DOJ. Tax violations were not a subject of any discussion with the DOJ and the Company has not received any notice from the Tax Division of the DOJ that the DOJ intends to investigate or prosecute the Company for such violations. Accordingly, we respectfully submit to the Staff that until we receive such a notice from the Tax Division disclosure of the Title 26 reservation is not material on an investor’s understanding of the Company’s agreement with the DOJ and would require a significant amount of additional explanatory disclosure.

Securities and Exchange Commission
April 13, 2005

37. Please name the “certain” foreign countries involved and disclose whether sales of your products can be barred or suspended as a result of your violation of applicable laws in these foreign jurisdictions.

In response to the Staff’s comments, we revised our disclosure to name the foreign countries involved and disclosure of the status of future sales of our products in those countries will be added to the next amendment to our registration statement.

Executive Compensation – Page 70

General

38. Please update the executive compensation disclosure for the fiscal year ended March 31, 2005 in your first amendment to the registration statement.

In response to the Staff’s comment, the executive compensation disclosure for the fiscal year ended March 31, 2005 will be added in the next amendment to our registration statement which will include audited financial statements for the fiscal year ended March 31, 2005.

Employment and Severance Agreements – Page 72

39. We note your disclosure that annual bonuses for Messrs. Kilcoyne and Stern are subject to the achievement of mutually agreed upon goals. Please briefly describe these goals and tell us whether they were achieved in fiscal year 2005. Also tell us whether this offering can be considered a “change of control” pursuant to the employment agreements.

We supplementally advise the staff that Mr. Kilcoyne’s goals are established by the Company’s board of directors and are both financial and operational in nature. The metrics used to measure success include sales targets and overall corporate performance metrics. Mr. Stern’s goals are also established by the Company’s board of directors and Mr. Kilcoyne in his role as the Chief Executive Officer. Mr. Stern’s goals relate to financial oversight and reporting as well as to overall corporate performance. Mr. Kilcoyne will receive his first performance review on the anniversary date of his hiring. Mr. Stern achieved his performance goals for the first three quarters of fiscal year 2005 and will have his performance for the fourth quarter evaluated by June 2005. This offering will not be considered a change of control under the agreements.

Securities and Exchange Commission
April 13, 2005

40. Clarify in the first paragraph whether anyone else determines the goals in addition to Mr. Kilcoyne.

In response to the Staff’s comment, we have added disclosure that the goals set for Mr. Kilcoyne must be approved by the Company’s board of directors.

41. We note your disclosure that Mr. Kilcoyne has an option to purchase 700,000 shares of common stock at a price to be determined by the board of directors. Please disclose the factors the board will consider in determining the option exercise price.

In response to the Staff’s comment, we have added disclosure regarding the $2.50 per share exercise price of the option granted to Mr. Kilcoyne on November 15, 2004.

42. We note further that pursuant to Note 1 of the Mr. Kilcoyne’s employment agreement, if the company completes a private financing greater than $5 million within 12 months from the date of the employment agreement, Mr. Kilcoyne will receive options to maintain his pro rata ownership. As you have completed a $12 million private financing in February 2005, please disclose the additional option amount Mr. Kilcoyne received to maintain his pro rata ownership.

In response to the Staff’s comment, we have added disclosure regarding the option to purchase 79,000 shares of common stock we granted to Mr. Kilcoyne following our Series E preferred stock financing pursuant to the terms of his employment letter.

43. We note that although Mr. Mounier’s employment with the company was terminated in November 2004, pursuant to his settlement agreement, he also received an amount equal to his salary through February 2005. Please confirm that this additional compensation, as well as the $100,000 Compensation awarded pursuant to the settlement agreement, will be included in your revised compensation table.

In response to the Staff’s comment, the executive compensation disclosure for the fiscal year ended March 31, 2005 will be added in the next amendment to the registration statement which will include audited financial statements for the fiscal year ended March 31, 2005. The additional compensation awarded to Mr. Mounier pursuant to his settlement agreement will be included in such executive compensation disclosure for the fiscal year ended March 31, 2005.

Securities and Exchange Commission
April 13, 2005

44. Please disclose the fact that, pursuant to their respective settlement and consulting agreements, Messrs. Mounier and Mertens have agreed to vote all shares for which they exercise voting or dispositive authority in favor of Board sponsored matters.

In response to the Staff’s comment, we have added disclosure regarding these voting agreements.

45. Please disclose the amounts paid to Mr. Mertens pursuant to the consulting agreement. We also note that the consulting agreement can be extended. Please tell us whether you have or plan to extend the agreement.

In response to the Staff’s comment, we have added additional disclosure regarding Mr. Mertens’ consulting agreement.

Employee Benefit Plans – Page 73

2005 Equity Incentive Plan – Page 74

Stock Awards – Page 76

46. Please describe briefly the “special event[s]” pursuant to which the Administrator may grant stock awards. We refer you to your disclosure on page 76. Also, please define such capitalized terms as “Award Shares.”

In response to the Staff’s comment, we have revised our disclosure regarding our 2005 Equity Incentive Plan.

Adjustments on Merger or Change in Control – Page 76

47. Please disclose the fact that the board of directors has broad discretion in defining an event as a “change of control” under the 2005 Equity Incentive Plan, and can define an event as a “change of control” either before or after the event occurs. Also consider whether risk factor disclosure regarding the board’s discretion would be appropriate.

In response to the Staff’s comment, we have added additional disclosure regarding our 2005 Equity Incentive Plan.

Securities and Exchange Commission
April 13, 2005

Certain Relationships and Related Party Transactions – Page 80

General

48. Please include in this section a discussion of all related party transactions disclosed in Note 4 to the financial statements. Also file your agreement with Getz Bros. Co. Ltd. as an exhibit to the registration statement.

In response to the Staff’s comment, we have included the requested disclosure in the “Certain Relationships and Related Party Transactions” section. We supplementally advise the Staff that during fiscal 2004 and the nine months ended December 31, 2004, Getz Bros. Co. Ltd. (“Getz”) paid the Company $20,000 and $17,000, respectively, pursuant to a distribution agreement which was terminated in July 2004. The Company does not expect to make or receive any future payments to or from Getz. Accordingly, the Company respectfully submits to the Staff that this agreement is not material to the Company and therefore is not required to be filed under Item 601.

49. Please include in this section a discussion of the material terms of Amended and Restated Stockholders’ Agreement. Include in your discussion the fact that your principal shareholders nominated three members to your board of directors and name the nominated directors. [NTR: Please see Section 6 of Exhibit 4.3.]

In response to the Staff’s comment, we have added additional disclosure regarding the Stockholders’ Agreement to the Certain Relationships and Related Party Transactions section.

Preferred Stock Issuances – Page 80

50. Please update your Preferred Stock Issuances disclosure to include your February and March 2005 issuances.

We supplementally advise the staff that our Preferred Stock Issuances disclosure includes our February and March 2005 issuances of Series E preferred stock.

51. Please explain the difference in the number of authorized shares listed in the table in Note 9 to the financial statements and the disclosure in the Eleventh Amended and Restated Certificate of Incorporation.

Securities and Exchange Commission
April 13, 2005

We supplementally advise the Staff that we filed our Eleventh Amended and Restated Certificate of Incorporation on February 24, 2005 which, among other things, increased the authorized number of shares of our capital stock from 46,935,025 shares to 59,685,025 shares, increased the authorized number of shares of our preferred stock from 15,184,467 shares to 18,934,467 shares, and authorized 3,750,000 shares of Series E preferred stock. The table in Note 9 discloses our authorized shares as of March 31, 2004.

Principal Stockholders – Page 82

52. Please revise the table to include additional columns indicating the number and percentage of outstanding shares to be owned by each principal shareholder in the event that the underwriters exercise the over-allotment option.

In response to the Staff’s comment, we have added the requested disclosure.

53. Please identify the individuals who have or share voting and/or investment control over the shares owned by each of the entities listed in the table. We may have further comments.

We supplementally advise the Staff of our understanding of the share voting and/or investment control over the shares owned by our principal stockholders that are entities. Aventic Partners AG is the management company of the shares of our capital stock held by UBS AG and we believe the finance officer, together with the management team of Aventic Partners AG exercise, investment control over such shares. We understand the board of directors of HBM BioVentures (Cayman) Ltd. exercises investment control over shares of our capital stock held by such entity. None of the members of the board of directors of HBM BioVentures (Cayman) Ltd. has individual voting or investment power with respect to such shares. We believe the general partner of International Life Science Partners, LP exercises investment control over shares of our capital stock held by such entity. The general partner of International Life Science Partners, LP is International Life Science Managers, LP, and the general partner of International Life Science Managers, LP is HBM BioPartners Ltd. None of the members of the board of directors of HBM BioPartners Ltd. has individual voting or investment power with respect to the shares of our capital stock held by International Life Science Partners LP, a principal stockholder. Aureus Capital Partners Ltd., is the general partner of Mach Capital L.P., which is in turn the general partner of Mach II L.P., and we understand the board of directors of Aureus Capital Partners Ltd. exercises the investment control over the shares of our capital stock held by Mach II L.P., our principal stockholder. In addition, we understand the board of directors of PolyTechnos Medical Devices Ltd. holds investment control over the shares of our capital stock held by of PolyTechnos Medical Devices Ltd.

Description of Capital Stock – Page 85

Common Stock – Page 85

54. In calculating the number of shares outstanding, please include the conversion of the preferred stock issued in your February and March 2005 financings. Please provide the same information in the Shares Eligible For Future Sale section of the prospectus.

In response to the Staff’s comment, we have included disclosure regarding the shares of common stock issuable upon conversion of the preferred stock issued in our February and March 2005 financing.

Underwriting – Page 91

Lock-Up Agreements – Page 92

55. Please disclose the percentage of your outstanding common shares covered by lock-up agreements, taking into account the conversion of all preferred shares and shares of

Securities and Exchange Commission
April 13, 2005

common stock issued upon the exercise of outstanding options and warrants. Also briefly describe the “certain limited exceptions” to the lock-up agreements.

In response to the Staff’s comment, we have provided additional disclosure regarding our lock-up agreements.

Directed Share Program – Page 93

56. We note that the underwriters have reserved a certain number of shares to be sold in this offering to employees and their family members, business associates and other third parties. Please provide us the following information:

•    all materials disseminated to potential participants;

•    complete information on how potential participants are being notified and what procedures these investors must follow in order to purchase the offered securities;

•    details on how this directed share plan is being conducted. For example, tell us how the number of reserved shares will be determined; and

•    whether the procedures for the directed share program differ from the procedures for the general offering to the public.

•    Please provide us with copies of all written communications with prospective purchasers about the directed share program.

We supplementally advise the Staff that A.G. Edwards will work with the Company to implement the directed share program and will provide materials to the Company that will ultimately be sent to potential directed share program participants by the Company. A.G. Edwards has advised the Company that the procedures for the directed share program are as follows.

Other than as described below in connection with NASD Rule 2790, the Company will determine who is eligible to participate in the directed share program. The Company will provide the names of prospective participants in the directed share program to A.G. Edwards to facilitate the administrative aspects of the program.

Securities and Exchange Commission
April 13, 2005

The Company will not send any materials concerning the directed share program to potential participants until a preliminary prospectus is available. As soon as a preliminary prospectus is available, the Company will send a cover letter explaining the Company’s directed share program, along with an indication of interest letter and the preliminary prospectus, to potential plan participants.

A.G. Edwards has advised the Company that the written materials that will be distributed by the Company in connection with the directed share program reflect all SEC comments they have received to date in connection with previous offerings.

NASD Rule 2790 imposes substantive restrictions on who may purchase IPO securities and requires that an investor must make an affirmative representation to the underwriter as to his or her eligibility to purchase IPO securities. Therefore, if the Company has identified a potential plan participant who subsequently indicates to A.G. Edwards that he or she is a prohibited person under Rule 2790, then A.G. Edwards will not allocate the IPO securities to such person absent the availability of an exemption.

Shares and money are not exchanged until after the offering is priced and confirmations are sent. Prospective purchasers are instructed not to send payment with the return of the indication of interest letter. In addition, prospective purchasers are not committed to buy shares when they return the indication of interest letter. The indication of interest letter specifically states that “this indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any shares of the Company’s stock.” Purchasers become committed after the offering is priced and an A.G. Edwards representative offers the shares at the specific price and the purchaser confirms his interest and accepts the offer.

The exact number of reserved shares available to prospective purchasers is generally determined prior to, but not later than, the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, and the ultimate size of the offering which, of course, is determined at the time of pricing.

Neither the Company nor the underwriters have made or currently contemplate making any electronic communications to the participants in the directed share program. To the extent any electronic communications or procedures are used, the Company and the underwriters are aware that such communications and procedures must comply with the requirements of Rule 134. The Company will supplementally provide copies of any such communications or a description of such procedures to the Commission.

Securities and Exchange Commission
April 13, 2005

Other than the procedures outlined above, all other procedures for the Company’s directed share program will be consistent with the Company’s general offering to the public. Payment and settlement procedures are the same.

Change in Independent Accountants – Page 94

57. We see you indicate herein that “in a letter dated January 27, 2004, Deloitte reported to your board of directors certain deficiencies in the design or operation of your internal control that, in Deloitte’s judgment, could adversely affect your ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.” Please revise this section to state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the referenced disagreements and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to Item 304(a)(l)(iv)(C) of Regulation S-K.

We respectfully note to the Staff that there was not any “disagreement” between Deloitte & Touche LLP (“Deloitte”) and the Company as such term is used in Item 304(a)(1)(iv) of Regulation S-K. Accordingly, we respectfully submit to the Staff that the requested disclosure is not required.

58. Please describe in greater detail the “certain deficiencies” reported by Deloitte & Touche to your board of directors. Expand to discuss what actions you have taken to address and correct these deficiencies.

We respectfully submit to the Staff that there is significant detail in the section “Changes in Independent Accountants” regarding the “deficiencies” reported by Deloitte to the Company’s Board of Directors. We respectfully direct the Staff to the second to last sentence of the first paragraph under the heading “Change in Independent Accountants” and request further guidance from the Staff regarding any additional detail that the Staff may require. In response to the Staff’s comment, we have included disclosure in a new section entitled “Changes to Internal Controls” in the “Recent Accounting Pronouncements” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding actions taken by the Company that addressed and corrected the deficiencies reported by Deloitte.

Securities and Exchange Commission
April 13, 2005

Notes to the Consolidated Financial Statements

Note I. Formation and Business of the Company – Page F-8

Restatement of fiscal years 2002 and 2003 financial statements – Page F-8

59. We see your footnote “(f)” indicates that the increase in convertible preferred stock arose from a correction to the method of amortizing mandatorily redeemable preferred stock. Please tell us supplementally and revise this filing to more clearly describe the nature of the error associated with your amortization of preferred stock to redemption value.

We supplementally advise the Staff that the increase in redeemable convertible preferred stock arose from a correction to the method of recording the accretion of the preferred stock to properly apply the effective interest method. We have modified our disclosure accordingly.

60. We see your footnote “(i)” indicates that the adjustment made to fiscal year 2002 cash flows was primarily related to reclassifications within net cash used in operating activities. However, you have not presented the impact of the restatement upon the 2002 cash flows within your disclosure. Please revise this filing to include the quantitative impact of the restatement upon the 2002 cash flows within your disclosure. Also, revise the filing to quantify each factor separately discussed in notes (a) – (c) on page F-8.

In response to the Staff’s comment, we have added additional disclosure to this footnote.

Revenue Recognition and product warranty – Page F-10

61. We note your disclosure on page 40 that you did not recognize revenues from the sale of first generation Cerecyte microcoils during the nine months ended December 31, 2004 and that you will be replacing these first generation products with a microcoil that has been designed to further enhance the handling and performance of your product. Describe to us supplementally and revise this filing to give an increased discussion of your accounting policy associated with your rights of return or upgrades given to your customers. Cite the accounting literature relied upon for these transactions.

Securities and Exchange Commission
April 13, 2005

We supplementally advise the Staff that the disclosure on page 40 relates only to first generation coils delivered in the quarter ended December 31, 2004 that we will be replacing in future periods with a microcoil that has been designed to further enhance the handling and performance of the product. This was a one-time product replacement offer made by management to its customers to assure the highest levels of market acceptance of our Cerecyte product line, and to enhance our reputation for high quality embolic coils. We do not provide customers a right of return, either contractually or implied, as defined by SFAS No. 48 – Revenue Recognition When Right of Return Exists and we have revised our disclosure to clarify this fact. In addition, once a sale has occurred, the Company provides its customers with limited warranty privileges. To date, product returns under warranty have been insignificant.

We recognize revenue in accordance with SAB 101 – Revenue Recognition in Financial Statements. As it related to these first generation Cerecyte microcoils, we considered delivery to have not occurred until delivery of the enhanced microcoil had occurred and as such did not recognize revenue until this point.

62. We also note that you maintain inventory at various hospital locations under the custody of hospital personnel for emergency use and you recognize revenue when the hospital customer informs the Company has been removed from inventory. We also note your disclosures on page 16 indicating that you have experienced problems managing this inventory and recorded an impairment charge associated with this inventory. Tell us supplementally and revise this filing to explain the controls in place to make sure the revenues and costs associated with consigned inventories are recorded in the correct amount and period. Additionally, tell us the amount of the inventory reserve for these consigned inventories that you have recorded for the reporting periods presented.

In response to the Staff's comment, we added disclosure in the section entitled “Critical Accounting Policies and Estimates” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” explaining the controls we've put in place to better manage our inventory on consignment. We supplementally advise the Staff that we hired a product logistical manager in August 2004 who is responsible for maintaining and providing accountability over our consigned inventory locations. In addition, in accordance with our revised inventory control policy, we have retained an independent product audit firm to conduct quarterly usage reviews and inventory counts of our inventory at each consignment location. At December 31, 2004, we have approximately a $20,000 inventory reserve for potential exposure related to these consigned inventories.

Note 5. Income Taxes – Page F-19

63. We see you have disclosed your income tax valuation allowance and the components of your deferred tax asset at March 31, 2003 and 2004. Please revise your disclosures to

Securities and Exchange Commission
April 13, 2005

include the reconciliations from the statutory to the effective tax rate as required by paragraph 47 of SFAS 109.

In response to the Staff’s comment, we have revised our disclosures in Note 5 to include the reconciliation from the statutory rate to the effective rate for the years ended March 31, 2002, 2003 and 2004 as required by paragraph 47 of SFAS 109.

Note 11. Stock Option Plan – Page F-24

64. We see within your disclosure for the valuation of your non-employee stock options that you used the Black Scholes Model with a volatility factor of 56% for all reporting periods presented. We also note on page F-24 that you used a volatility factor of 56% to determine the relative fair value of your warrants issued in conjunction with your Series D-3 preferred stock. However, on page F-16, we note that you utilize a volatility factor of 0% for all reporting periods presented for your SFAS 148 disclosures related to your employee stock based compensation. Please tell us supplementally and revise this filing to describe why you use a 0% volatility factor for your SFAS 148 disclosures related to your employee stock based compensation and a 56% volatility factor for your non-employee stock based compensation.

We supplementally advise the Staff that for employee stock options, we use the minimum value method to value employee stock options. This method is permitted by SFAS 123 paragraph 20. In calculating the minimum value, we use the Black-Scholes model with an input of 0% volatility. In contrast, SFAS 123 requires the use of the fair value method for valuing non-employee options. The Company uses the Black-Scholes model to value non-employee options and uses an estimated volatility factor of 56%.

In response to the Staff’s comment, we have revised the disclosure with respect to employee grants to clarify the method used to value employee grants and to specifically mention the minimum value method.

65. We note that you granted and canceled stock options in each period. Please respond supplementally and revise future filings to address the following:

a.	Describe the circumstances surrounding the cancellations in the periods.

b.	Revise the table to show forfeitures and expirations separately.

Securities and Exchange Commission
April 13, 2005

c.	Describe the circumstances surrounding the number of grants in 2001 through 2004, and explain how they related to the number of cancellations in those periods.

We supplementally advise the Staff that there were no option cancellations in the reported periods. We have revised our disclosure to indicate that the previously reported cancellations were in fact expirations.

66. We see that you make to reference to an unrelated valuation specialist in this disclosure and other sections within the filing. Since you make reference to this valuation specialist, you are required to identify the appraisal firm under “Experts” and include their consent in the registration statement. Alternatively, you may remove all such references from the filing.

In response to the Staff’s comment, we have removed all references to an unrelated valuation specialist from our filing. We have instead made reference to our obtaining an independent valuation of our common stock made as of March 31, 2003 and December 31, 2004.

67. We see your disclosure that in anticipation of the Company’s initial public offering that you determined that the estimated fair value of your common stock was in excess of the exercise price for certain options granted during fiscal year 2004. We also note that the fair value of common stock per share increased to $5.95 as of July 30, 2004 and decreased to $2.49 as of November 15, 2004. Tell us supplementally and revise this filing to discuss the reasons that the fair value of your common stock decreased significantly since July 30, 2004 and how the fair value of your common stock of $2.49 as of November 15, 2004 will compare to your initial public offering price that is still pending disclosure. Explain the reason for any significant differences between the two.

In response to the Staff’s comment, we have added additional disclosure in the Management’s Discussion and Analysis in the Critical Accounting Policies and Estimates section and subsequent disclosure in this section will address the comparison of the fair value of the Company’s Common Stock as of November 15, 2004 to the proposed initial public offering price of the Company’s Common Stock, which price will be included in a subsequent filing. We have set forth below as supplemental information in response to comment 67, a table that details in chronological order, the date of grant, the number of options granted, the exercise price and the deemed fair value of the underlying shares of the Company’s Common Stock for the options issued by the Company since June 2004.

	Number of	Exercise Price	Deemed Value
Grant Date	Shares Granted	Per Share	Per Share
June 24, 2004	602,600	$5.80	$5.42
July 30, 2004	87,500	$5.95	$5.95
August 26, 2004	22,350	$5.95	$5.95
October 15, 2004	17,500	$2.50	$2.49
November 15, 2004	1,476,226	$2.50	$2.49
February 23, 2005	587,000	$2.50	$2.49
March 16, 2005	52,500	$4.50	$4.50

We note that all options indicated in the above table were granted at exercise prices equal to or greater than the deemed fair value of the Company’s Common Stock, as determined by the Company’s Board of Directors at the time of grant after reviewing a number of qualitative and quantitative factors, including, (i) an independent valuation report performed by Standard & Poor’s Corporate Value Consulting group that we received in June 2004 which concluded that the range of value of our Common Stock on a non-marketable, minority per share basis as of March 31, 2004 was approximately $3.83 to $3.92 (the “First Valuation Report”); (ii) an independent valuation report performed by Standard & Poor’s Corporate Value Consulting group that we received in February 2005 which concluded that the value of our Common Stock on a non-marketable, minority per share basis as of December 31, 2004 was approximately $2.49 (the “Second Valuation Report”); (iii) third party transactions involving the Company’s Preferred Stock; (iv) liquidation preferences of the Company’s Preferred Stock and the likelihood of conversion of the Preferred Stock; (v) the status and timing of the Company’s efforts to complete an initial public offering (“IPO”); (vi) changes in the Company’s business operations, financial condition and results of operations over time, including cash balances and burn-rate; (vii) the status of new product development; (viii) the Company’s estimate of the range of the share prices at which the Company’s Common Stock would be offered to the public and (ix) general financial market conditions.

Securities and Exchange Commission
April 13, 2005

All of the option grants involved illiquid securities in a non-public company, generally with vesting over a four-year period. All optionees were required to enter into lockup agreements for up to 180 days following the effectiveness of an initial public offering, upon the request of the Company and the underwriters. The aggregate liquidation preference of the Company’s Preferred Stock totals approximately $62.0 million. This preference applies not only on a liquidation or dissolution of the Company, but also on any acquisition of the Company. To date, there has been no assurance of any near-term conversion of the Preferred Stock to eliminate the liquidation preference. Perhaps even more significantly, because of the substantial preference applying even in acquisitions, the possible return to holders of Common Stock has been substantially impaired and is primarily dependent upon either an IPO in which the preferred stockholders agree to surrender their preferences or a sale of the Company at a value significantly above the preferences afforded to the preferred stockholders. In addition, holders of Common Stock are not entitled to other preferential rights, such as dividend preferences, antidilution protection and protective voting rights, which are accorded to holders of Preferred Stock.

The Company believes that the deemed fair market values of the Company’s Common Stock set forth in the table are reasonable and appropriate. These values were determined with the benefit of hindsight and reflected the factors analyzed by the Company’s Board of Directors, including the factors discussed in further detail below. These events and circumstances triggered a recent, significant decline in the fair value of the Common Stock from June 2004 to August 2004 and then a significant increase in the fair value of the Common Stock from February 2005 to March 2005.

June 2004 through August 2004

In June 2004, the Board of Directors obtained an independent appraisal of the Company’s Common Stock as set forth in the First Valuation Report. The appraisal considered factors such as those detailed above, and included both qualitative factors and financial statement analysis. The First Valuation Report concluded that the range of value of our Common Stock on a non-marketable, minority per share basis as of March 31, 2004 was approximately $3.83 to $3.92. In determining the fair market value of the Company’s Common Stock in June, July and August of 2004, the Company’s Board, in addition to considering the First Valuation Report, took particular note of the status of the registration process for the Company’s proposed initial public offering, the recent significant improvements in the Company’s financial results, the status of the Company’s product development efforts and the Company’s estimate of the range at which the Company’s Common Stock would be offered to the public. The Company initiated the initial public offering process in May of 2004, was in the midst of the registration process in June and July of 2004 and anticipated filing a registration statement with the Commission in August 2004. The Company’s revenues increased by 89% from approximately $8.3 million for the fiscal year ended March 31, 2003 to approximately $15.7 million for the fiscal year ended March 31, 2004. The Company’s revenues increased by 50% from approximately $3.4 million for the three months ended June 30, 2003 to

Securities and Exchange Commission
April 13, 2005

approximately $5.1 million for the three months ended June 30, 2004. The Company’s net loss declined by approximately 52% from approximately $4.2 million for the fiscal year ended March 31, 2003 to approximately $2.0 million for the fiscal year ended March 31, 2004. As noted in the Company’s Preliminary Prospectus, a key strategy of the Company for future success involves the development of a next generation line of bioactive products that the Company believes may enhance healing and reduce the risk of recannalization. Cerecyte, the Company’s first line of bioactive microcoils, was not commercially introduced by the Company until August 2004. Thus, the Board of Directors was unable to evaluate the success of Cerecyte during the June 2004 to August 2004 time frame. Taking the foregoing factors into account as well as the other factors generally discussed above, the Company’s Board of Directors determined that the fair value of the Company’s Common Stock in June, July and August of 2004 was $5.80 per share, $5.95 and $5.95 per share, respectively.

October 2004 and November 2004

As noted in the Company’s Preliminary Prospectus, in August 2004 while reviewing its sales and payment procedures, the Company identified certain payments made to physicians outside of the United States that may have violated the Foreign Corrupt Practices Act (“FCPA”). After reviewing the initial results of an internal investigation ordered by the Company’s Audit Committee, the Board of Directors decided in early September in consultation with the Company’s underwriters to indefinitely postpone the IPO. In late September of 2004, Boston Scientific Corporation and Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation (collectively, “Boston Scientific”), filed a patent infringement suit in the U.S. District Court for the Northern District of California alleging that the Company’s coil devices infringe two patents held by Boston Scientific and that this infringement is willful (the “Boston Scientific Litigation”). Sales of the Company’s microcoil devices then represented and currently represent approximately 95% of the Company’s revenues. During the three months ended September 30, 2004, the Company’s revenues increased to approximately $5.8 million from approximately $5.1 million during the three months ended June 30, 2004. However, from September 2004 through December 2004, the Company incurred significant legal expenses in connection with the FCPA matter and the Boston Scientific Litigation. In addition, in November 2004, the employment of the Company’s then Chief Executive Officer and then Vice President of Sales, two key members of the Company’s executive management team, was terminated. At the time of the November option grants, the Company had approximately $7.7 million in cash. Furthermore, at such time, the Company’s potential liability in connection with both the FCPA matter and the Boston Scientific litigation were unknown. Taking into account (i) the indefinite postponement of the IPO, (ii) the unknown outcome of the FCPA matter and the Boston Scientific litigation; (iii) the Company’s precarious cash position, (iv) the status of the Company’s executive management team and (v) the other factors generally discussed above, the Company’s Board of Directors determined that the fair value of the Company’s Common Stock in October and November of 2004 was $2.50 per share.

Securities and Exchange Commission
April 13, 2005

February 2005

As a result of all of the events in August 2004 and September 2004 described above, the Board of Directors obtained an independent appraisal of the Company’s Common Stock as set forth in the Second Valuation Report. The appraisal considered factors such as those detailed above, and included both qualitative factors and financial statement analysis. The Second Valuation Report concluded that the value of the Company’s Common Stock on a non-marketable, minority per share basis as of December 31, 2004 was approximately $2.49 per share on December 31, 2004. In late 2004, because of the postponement of the IPO, the Company’s Board of Directors determined that it would be in the best interests of the Company to raise an additional round of private financing through the issuance of Series E Preferred Stock. The Company’s management contacted several prospective outside investors and, after necessary negotiations, received a term sheet from such an outside investor in sophisticated venture capital investor (“HBM”), submitted a term sheet to the Board of Directors pursuant to which it would lead a round of private financing consisting largely of existing investors. A special committee of the Company’s Board of Directors consisting of directors unaffiliated with any investors participating in the financing determined that the terms, including a higher price per share and more favorable warrant terms, offered by the HBM-led investor group after necessary negotiations with the Company’s management, were superior in material respects to the terms offered by the prospective outside investor. Upon the recommendation of the special committee, the Company’s Board of Directors approved the issuance of up to $12.0 million of Series E Preferred Stock at a price per share of $4.00 in a financing that was led by HBM. For the three months ended December 31, 2004 the Company’s net loss increased to approximately $1.8 million from approximately $800,000 for the three months ended September 30, 2004. At the time of the February option grants, the Company had not yet closed the Series E financing and had not yet entered into an agreement with the United States Department of Justice settling the FCPA matter. The Company also continued to incur significant legal expenses in connection with the FCPA matter and the Boston Scientific Litigation. At January 31, 2005, the Company had approximately $4.3 million in cash balances. Taking into account (i) the continued postponement of the Company’s IPO, (ii) the status of the FCPA matter and the Boston Scientific Litigation, (iii) the Company’s declining cash resources, (iv) the fact the proposed Series E Preferred Stock financing had not yet closed, (v) the increase in the Company’s expenses during the three months ended December 31, 2004, (vi) the fair market value placed on the Company’s Common Stock at December 31, 2004 by the independent appraiser referred to above, and (vii) the other factors generally discussed above, the Board of Directors determined that the fair market value of the Company’s Common Stock on the date of the February option grants was $2.50 per share.

March 2005

The Company conducted the initial closing of its Series E Preferred Stock financing on February 25, 2005 and the final closing of such financing on March 2, 2005. In the aggregate, the Series E Preferred Stock financing generated approximately $12.0 million

Securities and Exchange Commission
April 13, 2005

of proceeds for the Company. On February 28, 2005, the Company entered into a settlement agreement with the DOJ with respect to the FCPA matter. In light of these events and in consultation with the underwriters of the Company’s IPO, the Board of Directors directed the Company’s management to file a registration statement with the Commission immediately following the Company’s entering into the settlement agreement with the DOJ. As the Staff is aware, the Company filed such registration statement on March 4, 2005. Taking into account (i) the proceeds raised in the Company’s recent Series E Preferred Stock financing, the per share price of the Series E Preferred Stock, and the additional $18.0 million in liquidation preference resulting from the issuance of the Series E Preferred Stock; (ii) the Company’s settlement agreement with the DOJ; (iii) the stay of the Boston Scientific litigation that was granted by the court on February 23, 2005; (iv) the status of the registration process for the Company’s IPO; (v) the Company’s estimate of the range at which the Company’s Common Stock would be offered to the public; and (vi) the other factors generally discussed above, the Board of Directors determined that the fair value of the Company’s Common Stock on the date of the March grants was $4.50. In addition, the Company will use $4.50 as the value of its Common Stock for the accounting for the modification of the Mounier options on March 3, 2005 (as discussed in response #70) and for the accounting for the second closing of the Series E financing on March 2, 2005. Transactions occurring during the fourth quarter of fiscal 2005 and prior to March 2005 (including the first closing of the Series E Preferred Stock financing) will be accounted for using a Common Stock value of $2.50.

Conclusion

Based on all of the above events and circumstances, including, among other things, (a) the timing of the postponement and the recommencement of the Company’s IPO process; (b) the adverse impact on the Company’s operations as a result of the FCPA matter and the Boston Scientific Litigation; (c) the timing of the Company’s settlement agreement with the DOJ and the court’s grant of a stay in the Boston Scientific Litigation; (d) the significant changes in the Company’s executive management team from November 2004 through March 2005; (e) the Company’s declining cash position until the closing of the Company’s Series E Preferred Stock financing; and (f) the substantial impairment of the value of the Company’s Common Stock generally due to the substantial Preferred Stock liquidation preference, the Company believes that the fair values of its Common Stock as set forth in the table shown above are reasonable and appropriate.

Note 12. Segments – Page F-28

Segment Reporting

68. Revise the filing to include the qualitative information required by paragraph 26 of SFAS 131. For instance, you should describe the factors used to identify your reportable segments, including how management has chosen to organize the enterprise around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated.

Securities and Exchange Commission
April 13, 2005

In response to the Staff’s comment, we have added additional disclosure as requested.

Note 14. Subsequent Event – Page F-29

69. We see that in February and March 2005, you raised approximately $12 million by selling and issuing Series E Preferred Stock and issuing warrants to purchase common stock that are contingent on the completion of an initial public offering prior to December 31, 2005. Please tell us how you plan to account for the warrants and provide references to the authoritative literature that supports your response.

In response to the Staff’s comment, we are currently completing an evaluation of the appropriate accounting for the warrants issued in conjunction with our Series E financing, including a determination as to whether the warrants should be accounted for as a liability under SFAS 150 or EITF 00-19. In addition, due to the complexity of the terms of the warrant, the Company is engaging a third-party to assist in determining the valuation of the warrants. The Company will provide enhanced disclosure regarding this transaction when it issues its 2005 audited financial statements in a subsequent filing and will provide supplemental information to the Staff at that time.

70. We see that in March 2004 you entered into a settlement agreement with your former CEO and note the settlement resulted in changes to the exercise date of options held by the CEO. Please tell us how you plan to account for the changes to the exercise price of these options and provide references to the authoritative literature that supports your response. Did the change require the use of variable plan accounting? We may have further comments after reviewing your response.

We supplementally inform the Staff that we will record the intrinsic value of Mr. Mounier’s award on the modification date in excess of the amount measured at the original measurement date as general and administrative expense in accordance with EITF 00-23, Issue 20 and FIN44, question 10. The modification of Mr. Mounier’s award did not result in variable plan accounting for this option. The modification will result in a charge of approximately $3.0 million in the fourth quarter of fiscal 2005. We have modified our disclosure accordingly.

Part II

Item 15. Recent Sales of Unregistered Securities – Page II-2

71. We note your disclosure throughout the prospectus that you completed a private financing in March 2005. Please include appropriate disclosure in this Item 15 and file the purchase agreement as an exhibit to the registration statement. If, however, the March financing was part of the February offering, please make this fact clear.

Securities and Exchange Commission
April 13, 2005

In response to the Staff’s comment, we have disclosed that the March 2005 sale of Series E preferred stock was a subsequent closing of our February 2005 financing.

Item 16. Exhibits and Financial Statements – Page II-2

Exhibit 10.20

72. Please provide Annex A to Exhibit 10.20.

In response to the Staff’s comment, we have provided Annex A to Exhibit 10.20.

Item 17. Undertakings – Page II-4

73. Please provide the undertaking required by Item 512(i) of Regulation S-K.

In response to the Staff’s comment, we have provided the undertaking required by Item 512(i) of Regulation S-K.

          Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (650) 614-7656 or John Dugan at (650) 614-7682.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Glen R. Van Ligten
Glen R. Van Ligten